Exhibit 99.1

CONTACT: Kenneth G. Howling
Vice-President, Finance and Corporate Affairs
(905) 286-3000

For Immediate Release

BIOVAIL TO SPIN OFF LEGACY ASSETS

Board of Directors Approves Dividend Policy;
Initial Cash Dividend of $0.50 Per Common Share

TORONTO, Canada, November 15, 2005 — Biovail Corporation (NYSE, TSX: BVF) today announced its intention to pursue a spin-off of substantially all of Biovail's branded off-patent pharmaceutical products (also known as Legacy assets) to its shareholders on a pro rata basis, either as a dividend in kind or a return of capital. The spin off transaction is subject to a number of conditions including, but not limited to, the preparation, review and approval of an offering document containing financial statements and other related disclosures; satisfactory third-party consents; and regulatory and shareholder approval, depending on the form of the distribution. Subject to these and other conditions being met, Biovail hopes to complete the transaction during 2006.

Biovail's Legacy assets include the well-known brands Cardizem® CD, Ativan®, Vaseretic®, Vasotec®, Isordil® and Tiazac® in the United States and Cardizem® CD in Canada. These products are not actively promoted by Biovail and represent non-core assets for which patent protection has expired. While the products remain well respected by the medical community, their prescription volumes are in decline due to the availability of several competing generic formulations.

The above-noted products generated approximately $137 million in product sales, and had associated amortization expense of approximately $43 million in the 12-month period ended September 30, 2005. In the future, Biovail will be providing additional information regarding the financial performance of these assets.

Should a spin-off transaction be effected, the result would be the creation of an independent company, Crystaal Pharmaceuticals Corporation, whose mandate would be to acquire additional products, maximize the financial performance of those products, and to return a significant portion of its distributable cash flows to shareholders in the form of dividends. Over the coming months, Biovail expects to initiate recruitment efforts for directors and senior officers for Crystaal, in anticipation of, and in preparation for, a spin-off transaction.

Prior to effecting the proposed spin-off of the Legacy assets, the Board of Directors of Biovail Corporation has today adopted a dividend policy which contemplates the payment of a quarterly US$0.125 dividend. The declaration of future dividends by Biovail pursuant to the dividend policy will be subject to the discretion of the Board and applicable laws and will be dependent upon the Company's financial condition and operating results. The dividend policy will be reviewed and reconsidered by the Board, and will likely be impacted if and when the spin-off transaction occurs. In addition, Biovail's Board of Directors today declared its first dividend, in the amount of US$0.50 per share — payable on December 14, 2005 to shareholders of record on November 30, 2005.

"Biovail believes that a spin off of the Legacy products allows both for the underlying value of these assets to be better realized and for a more focused growth strategy for Biovail," said Biovail Executive Chairman Eugene Melnyk. "The result, after the spin off, is that Biovail will focus on enhancing shareholder value by leveraging its world-class drug-delivery technology portfolio to develop enhanced formulations of existing compounds that offer clinically meaningful benefits to patients and physicians.

"Biovail's strong cash balances, which were recently bolstered by a $60-million supply prepayment from Ortho-McNeil, Inc., in conjunction with the robust cash flows generated by the Company, provide us with an opportunity to offer a dividend to our shareholders, while not affecting Biovail's long-term growth strategy."

About Biovail Corporation

        Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

        To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, tax rate assumptions, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission. Biovail undertakes no obligation to update or revise any forward-looking statement.

Source: Biovail Corporation